EXHIBIT 1.01

Crawford United Corporation
Conflict Minerals Report

For the reporting period from January 1, 2024 to December 31, 2024

Introduction

This Conflict Minerals Report (“Report”) of Crawford United Corporation (the “Company” or “Crawford United”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended (the "Rules") for the reporting period from January 1, 2024 to December 31, 2024 (the “Reporting Period”).

The Rules require disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rules are necessary to the functionality or production of those products. The minerals covered by the Rules are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives consisting of tin, tungsten, and tantalum (collectively, the “Conflict Minerals”) and any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as defined in the Rules (collectively the “Covered Countries”).

The Company may at times manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. The Company does not directly purchase such minerals from smelters or mines.

This Report has not been independently audited.

The Company and Its Products

As a company that operates in the Air Handling Equipment and Industrial and Transportation Products segments, Crawford United is several levels removed from the actual mining of Conflict Minerals. Crawford United does not make purchases of raw ore or unrefined Conflict Minerals and makes no direct purchases in the Covered Countries.

Reasonable Country of Origin Inquiry

Due Diligence Process

Crawford United's due diligence measures include:

●	Conducting supply-chain surveys with the Company’s suppliers of components containing Conflict Minerals, in accordance with the Company’s policies.
●

Requesting the completion of due diligence questionnaires by suppliers that the Company could not verify as having published Conflict Materials Policies or other public filings indicating their determinations regarding the Conflict Minerals contained in their products.

Results of Review

As a result of the due diligence measures described above, Crawford United determined that the components it purchased from domestic suppliers during the Reporting Period were free of Conflict Minerals sourced from the Covered Countries. However, notwithstanding our due diligence efforts, for certain components and supplies purchased from foreign suppliers during the Reporting Period, we have been unable to determine conclusively whether the Conflict Minerals contained in such products originated in the Covered Countries.

Steps to Mitigate Risk

The Company continues to conduct and, to the extent practicable, work to improve its reasonable country of origin inquiry (“RCOI”) and due diligence process, which includes the following:

●	Continuing to assess the presence of Conflict Minerals in the Company’s supply chain;
●	Requesting assistance from customers with respect to the Company’s RCOI when customers require the Company to source materials and components from specific suppliers;
●	Continuing to seek an increase in the response rate from suppliers for the Company’s RCOI process;
●	Continuing to periodically survey the Company’s supply chain vendors and following-up when questionnaires warrant further investigation;
●	Encouraging applicable supply chain vendors to source product that contains Conflict Minerals sourced from smelters that have been designated as “conflict free” through independent smelter validation.